February 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Charli Gibbs-Tabler

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed December 7, 2022

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated January 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 7, 2022 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, and Amendment No. 3 thereto filed with the Commission on December 7, 2022 (“Amendment No. 3”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 3. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 3 to Registration Statement on Form S-4

Q: Did the board of directors of ADEX obtain a fairness opinion in determining whether or not to proceed with the merger?, page 13

1.

Please provide the legal basis for the Company and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. Alternatively, please disclose that this issue will be resolved by a court, and that resolution of this issue will have no effect on the rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 13 in response to the Staff’s comment.

Summary of Risk Factors, page 45

2.	Please revise bullet three to reflect the fact that the Company no longer has a financial advisor and chose not to engage a financial advisor after the resignation of Wells Fargo.

Response to Question 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 46, 92 and 93 in response to the Staff’s comment.

Risk Factors, page 48

3.

To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response to Question 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 78 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

4.

To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response to Question 4: The Company respectfully acknowledges the Staff’s comment and informs the Staff that GRIID has not identified any material gaps with respect to GRIID’s risk management processes.

5.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

•	Risk of loss of customer demand for your products and services.

•	Financing risk, including equity and debt financing.

•	Risk of increased losses or impairments in your investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

•	Risks from price declines or price volatility of crypto assets.

Response to Question 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 48, 49, 54, 55, 74 and 216 in response to the Staff’s comment.

The “halving” of rewards available on the bitcoin network . . ., page 63

6.	Please amend your disclosure to describe the steps you have taken, if any, to mitigate risks related to halving.

Response to Question 6: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 65 in response to the Staff’s comment.

Risks Related to Redemption, page 108

7.

Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

Response to Question 7: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 112 and 113 in response to the Staff’s comment as it pertains to redemptions of ADEX’s public shares. Further, the Company respectfully advises the Staff that GRIID has no material risk due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets as GRIID is neither a cryptocurrency exchange nor does GRIID otherwise have customers for whom it serves as a custodian of crypto assets.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Introduction, page 178

8.

Please tell us why you disclose that the unaudited pro forma condensed combined statements of operations include the period from inception to December 31, 2021 for ADEX, rather than the year ended December 31, 2021.

Response to Question 8: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 186 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 178

9.	Please tell us how your presentation of pro forma financial information considers the following:

•

Your obligation to pay a commitment fee of $4 million and issue warrants after the closing of the merger in connection with the Share Subscription Facility as noted from your disclosure on page F-106 and elsewhere in your filing; and

•	The issuance of unsecured promissory notes and warrants to the holders after the balance sheet date as noted from your disclosure on page F-109.

Response to Question 9: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement in response to the Staff’s comment as it relates to GRIID’s obligation to pay a commitment fee of $4 million and issue related warrants and have reflected these as costs of equity issuance.

As it relates to the warrants issued to unsecured promissory note holders, the shares underlying those warrants are issued directly from the 58,500,000 total aggregate shares attributable to the pre-merger GRIID members received at closing.

Unaudited Pro Forma Condensed Combined Balance Sheet September 30, 2022, page 183

10.

We note from your disclosure on page 114 and elsewhere that you will not affect a redemption of IPO Shares unless your net tangible assets, after payment of deferred underwriting commissions, are at least $5,000,001 either immediately prior to or upon consummation of the merger. In addition, we note from your disclosure on pages F-7 and F-29 that this minimum threshold is a condition for you to proceed with a Business Combination. Please tell us why the net tangible asset requirement does not appear to be considered in the pro forma scenario assuming maximum redemptions.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 10: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 14, 28, 112, 113, 125, 171, 172, 173, 189 and 190 in response to the Staff’s comment. The Company also respectfully advises the Staff that, as disclosed in the Amended Registration Statement, it plans to solicit a vote of the ADEX stockholders to remove this minimum threshold from the applicable provisions of the current charter prior to the closing and, assuming the current charter is so amended, amend the merger agreement to remove the corresponding condition to the closing.

11.	Please revise to ensure the total amounts of stockholders’ (deficit) equity do not include common stock subject to possible redemption classified outside of stockholders’ (deficit) equity.

Response to Question 11: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 191 in response to the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Basis of Presentation, page 186

12.

Please tell us why you disclose that the unaudited pro forma condensed combined balance sheet at September 30, 2022 was prepared using ADEX’s audited balance sheet as of December 31, 2021 and GRIID’s audited consolidated balance sheet as of December 31, 2021.

Response to Question 12: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 194 in response to the Staff’s comment.

Note 3 - Transaction Accounting Adjustments

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet for the Nine Months ended September 30, 2022, page 187

13.	Please reconcile the amounts in note (D) to the amount of the pro forma adjustments that reflect the payment of estimated total transaction costs.

Response to Question 13: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 195 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADEX

Results of Operations, page 200

14.

Please revise to also discuss the results of operations for the year ended December 31, 2021 and the inception to date period ended December 31, 2020, as well as for the nine months ended September 30, 2022 and 2021. Refer to Item 303(b) and (c) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 210 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

Company Overview, page 222

15.	Please include specific and detailed risk factor disclosure describing the risks associated with your custody practices for crypto assets.

Response to Question 15: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 104 and 216 in response to the Staff’s comment.

Key Factors Affecting Our Performance, page 223

16.

You indicate that you currently have 48 MWs of existing available power capacity. However, we note from your disclosure on page 221 and elsewhere that you have 68 MW of available electrical capacity. Please reconcile your disclosures.

Response to Question 16: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 26, 187, 215, 222 and 231 in response to the Staff’s comment.

Liquidity and Capital Resources

Cash and Cash Flows, page 244

17.	Please revise to also discuss your cash flows for the years ended December 31, 2021 and 2020. Refer to Item 303(b) of Regulation S-K.

Response to Question 17: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 256 and 257 in response to the Staff’s comment.

GRIID Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of GRIID Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2021 and 2020

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Consolidated Statements of Operations, page F-51

18.

You indicate in response to prior comment 12 that you modified the presentation of realized gains on the sales of cryptocurrency as operating expense (income) and reflected the reclassification in all relevant sections of the filing. However, realized gain on the sale of cryptocurrencies continues to be presented within other income (expense) in the consolidated statements of operations for the two years ended December 31, 2021. Please revise, consistent with the classification of impairment of cryptocurrencies within operating expenses. Also, ensure you include the disclosures required by ASC 250-10-50-7.

Response to Question 18: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-51 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Cryptocurrencies, page F-59

19.

We note your response to prior comment 14 regarding testing for impairment of cryptocurrencies. Your accounting policy disclosure states that in testing for impairment, you proceed directly to a quantitative test on a daily basis to determine if impairment exists. You further note that impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. We do not believe the end of day spot rate is sufficient to determine if impairment exists on any given day or to determine the amount of impairment loss. Please revise and provide us with a materiality analysis of any additional impairment loss based on the lowest price of Bitcoin at any time during each day.

Response to Question 19: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has performed a materiality analysis of additional impairment loss based on the lowest price of bitcoin at any time during each day. GRIID performed this analysis by comparing the carrying amount of cryptocurrency holdings to the lowest price of bitcoin at any time during each day. Cryptocurrencies with carrying amounts greater than the lowest price of bitcoin each day were considered impaired and marked down through the recognition of an unrealized loss. Realized gains or losses were recorded at the time of liquidation and were valued based on the difference of proceeds received and the adjusted carrying amount reflective of the lowest price of bitcoin each day. The results of this test were then compared to the results of GRIID’s original method of impairment testing found in the accounting policy disclosure and reflected in GRIID’s financial statements. Based on this analysis, GRIID has found that there is not a material amount of additional impairment loss that exists under this method.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

The results of this analysis are summarized below (numbers are in $ thousands):

					As stated in FS
Date		Difference in Unrealized G/(L)	Difference in Realized G/(L)	Effect On BS Holdings at EOP	BTC Holdings	% of BTC Holdings
Q1 2020	S000s	(40.9)	1.7	(39.3)	532.2	7.38%
Q2 2020	S000s	(4.2)	37.3	(6.1)	791.6	0.77%
Q3 2020	S000s	(9.6)	2.2	(13.6)	3,307.3	0.41%
Q4 2020	S000s	(0.1)	4.1	(9.6)	3,375.8	0.29%
YE 2020	S000s	($54.9)	$45.2	($9.6)	$3,375.8	0.29%
Q1 2021	S000s	(24.5)	(0.4)	(34.5)	9,189.2	0.38%
Q2 2021	S000s	(68.9)	3.3	(100.1)	11,469.9	0.87%
Q3 2021	S000s	(32.3)	8.1	(124.3)	15,488.0	0.80%
Q4 2021	S000s	(12.4)	64.4	(72.3)	15,049.8	0.48%
YE 2021	S000s	($138.1)	$75.5	($72.3)	$15,049.8	0.48%
Q1 2022	S000s	(94.6)	151.7	(15.2)	4,193.6	0.36%
Q2 2022	S000s	(20.2)	25.5	(9.9)	569.5	1.74%
Q3 2022	S000s	(9.8)	18.7	(1.0)	644.8	0.16%
Q4 2022	S000s	(3.0)	3.9	(0.2)	51.4	0.31%
YE 2022	S000s	($127.7)	$199.9	($0.2)	$51.4	0.31%

•

For the year ended December 31, 2020 there were total additional unrealized impairment losses of $54.9 based on the lowest daily spot price of bitcoin. This resulted in total additional realized gains of $45.2. The additional impairment resulted in a decrease of $9.6 in the ending balance of bitcoin holdings as of December 31, 2020. This decrease represents 0.29% of the balance of “Cryptocurrencies” as stated in GRIID’s 2020 year-end consolidated balance sheet.

•

For the year ended December 31, 2021 there were total additional unrealized impairment losses of $138.1 based on the lowest daily spot price of bitcoin. This resulted in total additional realized gains of $75.5. The additional impairment resulted in a decrease of $72.3 in the ending balance of bitcoin holdings as of December 31, 2021. This decrease represents 0.48% of the balance of “Cryptocurrencies” as stated in GRIID’s 2021 year-end consolidated balance sheet.

•

For the year ended December 31, 2022 there were total additional unrealized impairment losses of $127.7 based on the lowest daily spot price of bitcoin. This resulted in total additional realized gains of $199.9. The additional impairment resulted in a decrease of $0.2 in the ending balance of bitcoin holdings as of December 31, 2022. This decrease represents 0.31% of the balance of “Cryptocurrencies” as stated in GRIID’s 2022 year-end consolidated balance sheet.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Revenue Recognition, page F-61

20.

We note your revised disclosure in response to prior comment 17. Please further revise to indicate whether termination requires compensating the other party with the payment of a termination penalty or any amounts other than payments due as a result of goods delivered or services transferred up to the termination date. Refer to ASC 606-10-25-4.

Response to Question 20: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-62 and F-63 in response to the Staff’s comment.

21.

In response to prior comment 20, you indicate that you have the enforceable right to receive compensation for any time period where computing power was contributed to the mining pool. As such, please clarify your disclosure that your “enforceable right to compensation begins when the Company provides computing power to the mining pool operator” to explain that your right to compensation is earned as you provide computing power.

Response to Question 21: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-63 in response to the Staff’s comment.

22.

We note your statement in response to prior comment 21 that you use the expected value method per ASC 606-10-32-8 which is classified as “the single most likely amount in a range of possible consideration amounts (that is, the single most likely outcome of the contract).” Please clarify if you use the expected value method or the most likely amount method and explain to us why that depiction of your methodology is appropriate.

Response to Question 22: The Company respectfully acknowledges the Staff’s comment regarding estimation of variable consideration. Explanations are below related to each type of mining pool in which GRIID has previously participated:

•

FPPS Model: The expected value is an excerpt of contractual language from the pool operator and does not reflect the GRIID’s revenue recognition policy. GRIID does not estimate variable consideration when recognizing revenue earned from any contracts with these pool operators due to the noncash consideration received (i.e., bitcoin). As such, GRIID measures the noncash consideration at contract inception based on the actual bitcoin (notional) earned throughout the 24-hour period. In short, GRIID utilizes

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

the beginning of day price of BTC (contract inception) multiplied by the actual bitcoin earned based on the contractual formula, which is known at the end of the 24-hour period. Given that the inputs to the contractual payment formula are known at the end of the day, GRIID is able calculate its revenues on a daily basis as: Price of bitcoin at contract inception x Actual bitcion (notional) earned. Therefore, it is not required to estimate variable consideration.

•

PPLNS Model: GRIID’s revenue policy is meant to address all revenue recognized by GRIID. Under the PPLNS model, there is both fixed and variable consideration. Under this model, GRIID constrains revenue for variable consideration to zero until such time that it is notified of the revenue earned. Since inception, the total revenue earned under this model is immaterial ($2,783,307 in 2021 and $376 in 2022).

23.

We note your revised disclosure that contract inception is the beginning of each 24-hour period and that revenue is calculated and recognized on a daily basis in accordance with the payout methodology of the Pool Operator at contract inception. Please address the following:

•

As previously requested in prior comment 21, revise to disclose how you estimate variable consideration. Your disclosure should explain how revenue is calculated at contract inception if the pool’s payout methodology is based on the end of each 24- hour time period. In this regard, we note your response to prior comment 21 that you have chosen to estimate the amount of noncash consideration utilizing the expected value method based on the guidance in ASC 606-10-32-8. Also, disclose how you account for changes in the transaction price when the variable inputs to the pool’s payout methodology become known at the end of each 24-hour time period. Refer to ASC 606-10-32-14 and 32-23.

•	Explain why revenue is recognized at contract inception considering the performance obligation is satisfied over time. Non-cash consideration is measured at contract inception.

Response to Question 23: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-64 in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the Company’s response to Comment 22 regarding estimation of variable consideration. Further, the Company respectfully advises the Staff that GRIID’s revenue is recognized over time and noncash consideration is measured at contract inception.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Cryptocurrency Borrowings, page F-63

24.

We reissue and clarify prior comment 25. Your disclosure indicates that you historically borrowed cryptocurrency from a third party on a secured basis and such cryptocurrency borrowed was reported within cryptocurrency notes payable. However, as noted from your revised disclosures regarding the cryptocurrency note payables on page F-70 in response to prior comment 27, you indicate that you received proceeds in U.S. Dollars from the borrowings under the two separate agreements with Blockchain Access UK Limited described in your response. As such, it does not appear that you historically borrowed cryptocurrency. Please advise and revise your accounting policy disclosure, accordingly.

Response to Question 24: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-64 and F-65 in response to the Staff’s comment. The referenced loans have been denominated in cryptocurrency historically; however, the borrowings have always been funded in fiat currency (i.e., U.S. Dollars).

Note 10. Debt, page F-70

25.

In response to prior comment 29, you indicate that the bitcoin deposited in the account with the lender pursuant to the Third Amendment continued to be recognized as an intangible asset on the balance sheet. We further note from your disclosure on page F-73 that such amounts are included in cryptocurrencies on the balance sheets. Tell us what consideration you gave to separately presenting the bitcoin held in the account that is effectively being held as collateral.

Response to Question 25: The Company respectfully acknowledges the Staff’s comment regarding cryptocurrencies that may be considered restricted and its inclusion within GRIID’s intangible asset balance on the balance sheet. The Company respectfully advises the Staff that the Third Amendment states that the 50% requirement applies specifically to mined currency (i.e., bitcoin) currently held; however, it does not restrict GRIID from converting mined currency into fiat currency for use in its operations. For example, if GRIID held 100 bitcoin, GRIID would be required to hold 50 bitcoin in the account with the lender. However, if GRIID converted 100% of its bitcoin into fiat currency and held no bitcoin, GRIID would not be required to hold any bitcoin in the account with the lender. As such, GRIID has the right to use these cryptocurrencies in its operations at its own discretion and therefore, includes these cryptocurrencies as unrestricted intangible assets on its balance sheet.

Unaudited Interim Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Three and Nine-Month Periods Ended September 30, 2020 and 2021

Notes to Unaudited Consolidated Financial Statements, page F-89

26.

You indicate that the amounts presented in your notes to financial statements are in thousands, except as otherwise indicated. Please ensure that all dollar amounts are presented accordingly. For example, you indicate on page F-109 that you will pay a termination fee of $50,000,000 pursuant to the second amendment to the agreement and plan of merger, under certain conditions, and you issued unsecured promissory notes in the aggregate principal amount of $1,962,500.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 26: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement as appropriate in response to the Staff’s comment.

Note 5. Cryptocurrencies, page F-92

27.

Please reconcile the amounts in your rollforward of the balance of cryptocurrencies for the nine months ended September 30, 2022 to the amounts presented as revenue on your statement of operations and the amount presented as cryptocurrency mined on your statement of cash flows. In addition, please explain to us why the consideration paid related to the development and operation agreement is presented net.

Response to Question 27: The Company respectfully acknowledges the Staff’s comment regarding the rollforward of cryptocurrency balances and net recognition related to the development and operation agreement. The Company respectfully refers the Staff to the rollforward below (numbers are in $ thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Beginning Balance	$289.00	$11,470.00	$15,050.00	$3,376.00
Revenue recognized from cryptocurrencies	2,543.00	7,359.00	12,770.00	21,191.00
Management fee revenue from development and operation agreement	75.00	—	225.00	—
Mining pool operating fees	(4.00)	(5.00)	(17.00)	(9.00)
Net consideration paid related to development and operation agreement	—	—	(659.00)	—
Proceeds from sale of cryptocurrencies	(2,283.00)	(6,759.00)	(24,508.00)	(12,111.00)
Realized gain on consideration payable	4.00	—	(83.00)	—
Interest payments on notes payable	—	(426.00)	—	(1,164.00)
Proceeds from sale of miner equipment	—	217.00	—	217.00
Other expenses recognized	—	—	—	(23.00)
Realized gain on sale of cryptocurrencies	139.00	4,899.00	2,589.00	9,692.00
Impairment of cryptocurrencies	(118.00)	(1,267.00)	(4,722.00)	(5,681.00)

Ending Balance at June 30, 2021	$645.00	$15,488.00	$645.00	$15,488.00

Realized gain on sale of cryptocurrencies	139.00	4,899.00	2,589.00	9,692.00
Realized gain on consideration payable	4.00	—	(83.00)	—

Agrees to Total Realized gain on sale per SOE and CF	143.00	4,899.00	(2,506.00)	(9,692.00)
Revenue recognized from cryptocurrencies	2,543.00	7,359.00	12,770.00	21,191.00
Mining pool operating fees	(4.00)	(5.00)	(17.00)	(9.00)
Net consideration paid related to development and operation agreement	—	—	(659.00)	—
Management fee revenue from development and operation agreement	75.00	—	225.00	—
Other expenses recognized	—	—	—	(23.00)

Agrees to Cryptocurrency mined, net on CF	(2,614.00)	(7,354.00)	(12,319.00)	(21,159.00)
Revenue recognized from cryptocurrencies (5% from BC agreement and mining of other sites)	2,543.00	7,359.00	12,770.00	21,191.00
Mining pool operating fees		(5.00)		(9.00)
Blockchain reimbursement revenue (per mining service agreement)	2,972.00	—	4,403.00	—
Revenue share consideration	160.00	—	780.00	—

Agrees to Total revenue, net per SOE	5,675.00	7,354.00	17,953.00	21,182.00

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

In assessing the development and operation agreement under ASC 606, GRIID determined that it is principal in this arrangement and records revenues on a gross basis related to the services provided to HDP. HDP receives a share of the bitcoin mined (approximately 16.8%) that is not for a distinct good or service (the “revenue share”); therefore, the revenue share is deemed to be consideration payable to HDP and reduces the transaction price. The resulting gross revenue, recorded on the Income Statement, is detailed in comment 36 below.

Please note that HDP separately provisions electricity to GRIID, for which the associated electricity expense is deemed to be in exchange for a distinct good or service, resulting in a separate gross expense (i.e., mutually exclusive from the consideration payable to customer).

The Company respectfully refers the Staff to its response to Comment 36 below for further information regarding the revenue share calculation.

Note 10. Debt and Warrants, page F-96

28.

You indicate that you entered into the 4th A&R Loan Agreement on October 9, 2022, pursuant to which you restructured the senior secured term loan and issued a Supplement Warrant. Please revise to disclose the financial effect of this transaction. Refer to ASC 855-10-55-2(b).

Response to Question 28: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-102 in response to the Staff’s comment.

Note 11. Fair Value Hierarchy, page F-101

29.

We note that the fair value of member unit is a significant unobservable input to the fair value measurement of the warrant liability. Revise to include quantitative information about this input. Refer to ASC 820-10-50-2(bbb)(2).

Response to Question 29: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-103 and F-104 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Mining Services Agreement, page F-105

30.	We note your ASC 606 accounting analysis of the Amended and Restated Mining Services Agreement in response to prior comment 30. Please address the following:

•

Tell us how the profit split fee was considered in your Step 3 conclusion regarding determining the transaction price, considering the variability due to the reliance on the number of bitcoin mined, and whether the amount is required to be constrained.

•

Clarify the basis for your conclusion that the performance obligation is satisfied over time. Your conclusion regarding Step 5 on page 40 indicates that the criteria in ASC 606-10-25-27(a) is not met, but appears to relate to mining services. However, you represent that your sole performance obligation is hosting services, and, in this regard, indicate on page 35 of your response that hosting services meet the criteria in ASC 606-10-25-27(a) to be a performance obligation satisfied over time.

•	Separately disclose the amount of reimbursements received for operating expenses and power reimbursements.

Response to Question 30: The Company respectfully acknowledges the Staff’s comment.

•

Profit Split Fee: The Pool Operator bifurcates payments directly to wallets owned by Blockchain Capital Solutions (US), Inc. (“BCS”) and GRIID, 95% and 5%, respectively; therefore, GRIID only has legal entitlement to 5% (i.e., gross revenue) as detailed in the Amended and Restated Mining Services Agreement. As such, the 95% sent directly to BCS, by the Pool Operator, is not recorded, or included in the transaction price, by GRIID.

•

Satisfaction of Performance Obligation: The performance obligation is satisfied over time, in-line with ASC 606-10-25-27(a) – BCS is simultaneously receiving and consuming the benefits provided by GRIID’s provision of Hosting Services (i.e., continuous maintenance, power, etc.) as it performs the service.

•	Amount of Reimbursements:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Total Electricity Charge reimbursement	65,000	1,415,425	2,779,252	2,508,431	6,768,108
Total Operating Expense reimbursement	91,267	338,403	192,012	170,444	792,126

Total	156,267	1,753,828	2,971,264	2,678,875	7,560,234

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Note 14. Commitments and Contingencies

Data Black River Development and Operation Agreement, page F-105

31.

We note your conclusion in response to prior comment 36 that the Data Black River Development and Operation (D&O) Agreement does not contain a lease related to the mining equipment or mines stating, “In making this determination, GRIID considered that while the contract does provide for specific identified assets for which HDP has the right to obtain substantially all of the economic benefits from the use of the asset, HDP does not have the ability to direct how and for what purpose the assets are used. Further, DBR is entitled to substitution rights of the assets used under the D&O Agreement.” Please revise to address the following:

•

Clarify why you state that HDP has the right to obtain substantially all of the economic benefits from the use of the asset, as this appears to contradict your statement on page 53 that DBR is entitled to approximately 83.2% of mining rewards;

•	Clarify why you state that HDP does not have the ability to direct how and for what purpose the assets are used, instead of stating whether DBR has this right; and

•

Provide an explanation to support the statement that DBR has substitution rights and how DBR’s substitution rights are relevant to the conclusion as to whether DBR is leasing the HDP mines. In this regard, you indicate on page 66 that there is an identified asset.

Response to Question 31: The Company respectfully acknowledges the Staff’s comment regarding GRIID’s analysis of the Development and Operation Agreement with HDP. The Company respectfully advises the Staff that:

•	HDP does not have the right to obtain substantially all of the economic benefits from the use of the asset given that it is entitled to only 16.8% of mining rewards.

•

An analysis was performed to determine whether DBR / HDP may be either a lessor or lessee (i.e., whether DBR may be leasing mining equipment to HDP or HDP may be leasing mining equipment or facility space to DBR). GRIID concluded that an embedded lease arrangement does not exist within the D&O agreement.

•

The assets identified under this agreement for each party are as follows: 1) the premises (i.e., facility) owned by HDP, 2) mining equipment owned by HDP, and 3) mining equipment owned by DBR. Per ASC 842-10-15-10, even if an asset is identified, a customer does not have the right to use an identified asset if the supplier has the substantive right to substitute the asset throughout the period of use.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

•	GRIID has concluded that HDP is not leasing the mining equipment from DBR due to the following:

•	DBR has the right to direct how and for what purpose its mining equipment is used

•	DBR has the ability to substitute HDP’s mining equipment for its own mining equipment

•	HDP does not have the right to direct how and for what purpose this equipment is used

•	GRIID has concluded that DBR is not leasing mining equipment or facility space from HDP due to the following:

•	HDP has the right to direct how and for what purpose its mining equipment and facility is used

•	HDP retains the right to change its operating instruction related to its mining equipment

32.	We note your response to prior comment 34. Explain how any curtailment revenue is considered in determining the transaction price.

Response to Question 32: The Company respectfully acknowledges the Staff’s comment regarding curtailment revenues. The Company respectfully advises the Staff that GRIID’s curtailment revenue is not factored into the transaction price related to the calculation of mining revenue share amounts. Upon either HDP’s decision to curtail electricity, or the grid requiring HDP to curtail electricity, mining operations are ceased; this results in a revenue share arrangement between DBR and HDP of 75% and 25%, respectively. Curtailment revenue is included within the Revenue Share Consideration financial statement line item; this balance is comprised of both total curtailment revenues due to DBR and revenue share from mining operations, as discussed in the Company’s response to Comment 36.

33.

You indicate in response to prior comment 34 on page 61 that “noncash consideration in the form of bitcoin is measured at fair value at contract inception in excess of the management fee…” Please further explain how the transaction price is measured. That is, tell us how you determine the number of bitcoin that will be used to satisfy the fixed management fee and the electricity fee and associated sales tax payable to HDP, in order to determine the number of remaining bitcoin mining revenue to allocate to each party. Also, tell us how you measure the remaining bitcoin mining revenue. In this regard, we note that the initial term of the D&O Agreement is three years.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 33: The Company respectfully acknowledges the Staff’s comment regarding the measurement of the transaction price and respectfully refers the Staff to the Company’s response to Comment 36 below for calculation of the transaction price (i.e., gross revenue). Ultimately, when bitcoin is distributed to HDP and DBR, the bitcoin mined is marked to market to determine the amount of bitcoin required to settle the following (all denominated in USD): management fee due to DBR, electricity fee due to HDP, and associated sales tax due to HDP. For example, if electricity fees during a month were $1,000, and the price of bitcoin on the date of distribution is $10,000, then 0.1 bitcoin would be distributed to HDP. The remaining bitcoin mining revenue is distributed 83.2% to DBR and 16.8% to HDP. These considerations do not impact the calculation of gross revenue and only impact the distribution / payable amounts due to each party; distributions occur on the 15th day of the following month (i.e., mining revenues, electricity fees, sales taxes, and management fees incurred during the month of June would be distributed in bitcoin on the 15th of July). Although the contract term is three years, GRIID has determined that the services are provided on a daily basis.

34.

We note your response to prior comment 34 indicating that the electricity fee and noncash consideration payable to the customer are deemed to be hybrid instruments under ASC 815. Tell us how your financial statements actually reflect these instruments and where the accounting policy and related disclosures are presented.

Response to Question 34: The Company respectfully acknowledges the Staff’s comment regarding the above as bifurcated hybrid instruments and respectfully advises the Staff that the bifurcated hybrid instruments include: (1) amounts payable to HDP (based on number of bitcoin) and (2) an embedded derivative related to the change in valuation of bitcoin. The only amount included in financial statements relate to HDP payable based on the number of bitcoin (less than .5 bitcoin at 9/30/2022 – totaling approximately $5,700); therefore, GRIID elected to forego recognition of the hybrid instrument on the basis of materiality assessed over time. Further, GRIID excluded reference to these hybrid instruments within the ‘Summary of Significant Accounting Policies’.

35.

Refer to page 55 of your response to prior comment 34. Please explain how HDP retains the right to curtail revenues. In this regard, we note from Section 3.3.3 of the D&O Agreement that HDP reserves the right to curtail electricity services.

Response to Question 35: The Company respectfully acknowledges the Staff’s comment regarding HDP’s right to curtail revenues. The Company respectfully advises the Staff that GRIID has determined that HDP does not have the right to curtail revenues under the D&O Agreement. In lieu of generating revenues from mining operations, both HDP and DBR would generate revenues from power sales when curtailing electricity (i.e., selling electricity back to the grid for consumption by the public).

36.

You indicate on page 61 of your response to prior comment 34 that HDP’s share of mining revenues is not related to a distinct good or service. Please provide support for this assertion. In this regard, we note Sections 4.2 and 4.3 of the D&O Agreement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 36: The Company respectfully acknowledges the Staff’s comment. As stated in the D&O Agreement, DBR receives electricity from HDP, for which an electricity fee is charged to DBR for a distinct good or service. However, the revenue share (as detailed in section 4.3.3.2) paid to HDP is not for a distinct good or service and therefore deemed to be consideration payable to HDP. Furthermore, there are no distinct goods or services provided by HDP, detailed in Section 4.2 of the D&O Agreement, with the exception of providing electricity.

The electricity fee may be deducted from the total bitcoin mined; however, this does not affect the accounting treatment of the gross revenues or expenses, as discussed in the Company’s response to Comment 27 above. For example, if DBR mines 10 bitcoin (valued at $10,000 per bitcoin) in a given month and the electricity expense is $9,000 and sales tax payable of $1,000, the resulting balances would equate to:

Account	Amount	Comments
Bitcoin mined	$100,000	• $10,000 x 10 bitcoin

Management fee	($25,000)	• Fixed input to the transaction price • Presented gross on the income statement within mining services revenue

Consideration Payable to HDP	($10,920)	• Reduction of transaction price (i.e., contra revenue) Note: See below for calculation

Gross revenue share	$64,080	• Presented on the financial statements as gross revenue, less consideration payable to HDP, within revenue share consideration

Consideration payable to HDP calculation

Bitcoin Mined	$100,000	• $10,000 x 10 bitcoin

Electricity expense	($9,000)	• Variable input to the consideration payable to HDP • Presented gross on the income statement within cost of revenue • Payable in bitcoin

Sales tax expense	($1,000)	• Variable input to the consideration payable to HDP • Presented gross on the income statement within cost of revenue • Payable in bitcoin

Management fee	($25,000)	• Fixed input to the consideration payable to HDP

Net bitcoin mined	$65,000	• Utilized for the revenue share calculation

Consideration Payable to HDP	$10,920	• Net bitcoin mined x 16.8% (allocable share due to HDP)

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

37.

We note from page 60 of your response to prior comment 34 that GRIID has determined that DBR is considered the principal in delivering the mining services and recognizes revenue on a gross basis. We also note from page 56 of your response that the electricity fee due to HDP is recorded as a separate expense and from page 61 of the response that HDP’s share of mining revenue is treated as a reduction of the transaction price. Please clarify your disclosure indicating that your revenue share is recorded on a gross basis.

Response to Question 37: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-107 in response to the Staff’s comment.

38.

We note from page 63 of your response to prior comment 34 that the mining services performance obligation is satisfied over time and DBR recognizes the related revenue each month. Please elaborate on why and how you recognize revenue over time and explain the following:

•	Why you do not believe HDP simultaneously receives and consumes the benefits provided by your mining services as they are performed. Tell us how you considered the guidance in ASC 606-10-55-6;

•	Why monthly recognition faithfully depicts your performance toward complete satisfaction of the mining services; and

•	How you differentiate your method of recognizing revenue from the contractual payment terms.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Response to Question 38: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff:

•	The performance obligation is satisfied over time, and HDP, in line with ASC 606-10-55-6, simultaneously receives and consumes the benefits provided by the mining services as they are consumed.

•

Performance is recognized over time; however, DBR recalculates the amount of bitcoin distributable to each party at month-end (i.e., amounts payable to HDP) and the date of distribution (i.e., bitcoin distributed to settle the liability as outlined in the Company’s response to Comment 33 above).

•	The Company respectfully refers the Staff to the Company’s responses to Comments 33 and 36 above to differentiate the method of recognizing revenue from the payment terms.

Exhibits and Financial Statement Schedules., page II-5

39.

Please file the Consulting Agreement with Arthur D. Little LLC and the amended engagement letter and incentive unit award agreement (the Deucalion Arrangements) or explain why these documents should not be filed as exhibits to the registration statement.

Response to Question 39: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company has filed the Consulting Agreement and the Deucalion Agreements as exhibits 10.31, 10.31.1 and 10.32 to the Amended Registration Statement.

Exhibits and Financial Statement Schedules

Exhibit 23.4. Consent of RSM US LLP, page II-7

40.

We note the audit consent related to the report dated March 21, 2022 relating to the consolidated financial statements of GRIID Infrastructure, LLC and Subsidiaries from RSM US LLP. Please tell us why the location of the audit firm in this consent is Denver, Colorado. In this regard, we note the location of the audit firm in the audit report included in the filing is Boston, Massachusetts.

Response to Question 40: The Company respectfully acknowledges the Staff’s comment and respectfully informs the Staff that the audit opinion and the consent are typically drafted such that the city and state of the firm are those of the lead audit partner issuing the opinion and consent. During the intervening period from the time the opinion was issued and the Amended Registration Statement was filed, GRIID’s lead audit partner relocated and is now working from RSM’s Denver, Colorado office. Both the Boston and Denver opinion and consent, respectively, were issued by the same lead audit partner. It is important to note that with the expected transition of the lead partner role to a new partner for the December 31, 2022 audit, the opinion and consents are now expected to be issued using the city and state of Austin, Texas.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

General

41.

Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response to Question 41: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 48, 49, 55, 78, 104 and 216 in response to the Staff’s comment.

42.

If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Response to Question 42: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID does not believe that such comment is material to an understanding of GRIID’s business. With the limited exceptions of the services performed under the Mining Services Agreement and the D&O Agreement, GRIID does not have customers and thus does not custody or otherwise safeguard crypto assets for third parties as part of its business. With respect to the two limited exceptions of the recipients of GRIID’s services under the Mining Services Agreement and the D&O Agreement, GRIID does not custody or otherwise hold any material amount of bitcoin for these recipients for any material amount of time and such bitcoin for the benefit of these recipients is transferred directly to them.

43.

We note that a significant number of stockholders have redeemed their shares as of December 23, 2022. Please explain the potential effects of these redemptions on stockholders as well as the impact on your financial condition and liquidity.

Response to Question 43: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 113 in response to the Staff’s comment.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

February 9, 2023

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP